      As filed with the Securities and Exchange Commission on May 1, 1997
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       __________________________________

                                    FORM 15

           Certification and Notice of Termination of Registration
            Under Section 12(g) of the Securities Exchange Act of
                 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                       __________________________________

                           Commission File No. 0-457

                          GULFMARK INTERNATIONAL, INC.
           (Exact name of registrant as specified in its charter)


                                5 POST OAK PARK
                                   SUITE 1760
                              HOUSTON, TEXAS 77027
                                 (713) 297-8400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         COMMON STOCK, $1.00 PAR VALUE
            (Title of each class of securities covered by this Form)


                                      NONE
       (Title of all other classes of securities to which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)               [x]              Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)              [ ]              Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)               [ ]              Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)              [ ]              Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)               [x]

Approximate number of holders of record as of the certification or notice date:
ONE

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         Pursuant to the requirements of the Securities Exchange Act of 1934,
GulfMark International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                          GULFMARK INTERNATIONAL, INC.



DATE:  May 1, 1997                        By:  /s/ James G. Kiley
                                             ---------------------------------
                                                   James G. Kiley
                                                   Vice President





                                      -2-
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                   [FULBRIGHT & JAWORSKI L.L.P. LETTERHEAD]


May 1, 1997


Re:      GulfMark International, Inc.
         Form 15
===============================================================================

Securities and Exchange Commission                                    VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Ladies and Gentlemen:

         On behalf of GulfMark International, Inc., a Delaware corporation ("GulfMark"), enclosed for filing pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") is a Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act on Form 15 for GulfMark.

         As a result of the merger of GulfMark with and into a subsidiary of Energy Ventures, Inc., a Delaware corporation ("EVI"), on May 1, 1997, all of the outstanding shares of GulfMark's common stock, $1.00 par value (the
"Gulfmark Common Stock"), are held by EVI.   The purpose of the Form 15 is to
remove the GulfMark Common Stock from registration under the Exchange Act.

         If any member of the staff has any questions regarding this matter or desires additional information in connection therewith, such person should contact Curtis W. Huff at (713) 651-5657 or the undersigned at (713) 651-5195.

                                                Sincerely,

                                                /s/ Burt M. Martin

                                                Burt M. Martin

Enclosures

cc:      The Nasdaq Stock Market, Inc.